Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

JURISDICTION OF
NAME	INCORPORATION
ERICO Global Company	Delaware
ERICO Holding Company	Ohio
ERICO International Corporation	Ohio
ERICO Products, Inc. (d/b/a ERICO, Inc.)	Ohio
ERICO Mexico, S.A.	Mexico
ERICO Canada Inc.	Canada
ERICO do Brasil Commercio E. Industrial Ltda.	Brazil
ERICO Chile Commercial Industrial Ltda.	Chile
ERICO Products Australia Pty. Limited	Australia
ERICO Limited	Hong Kong
ERICO Lightning Technologies Pty. Ltd.	Australia
ERICO Poland Sp. Z.o.o.	Poland
ERICO Europe Holding B.V.	Netherlands
ERICO GmbH	Germany
ERICO Italia S.r.l.	Italy
ERICO B.V.	Netherlands
ERICO Europe B.V.	Netherlands
Productos ERICO S.A.	Spain
ERICO Europa Ltd. (G.B.)	United Kingdom
ERICO France SARL	France
ERICO SARL	France